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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                               -------------

                             (Amendment No. 1)

                              MK GOLD COMPANY
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                             (Name of Issuer)

  Common Stock, par value $.01 per                  55305P100
               share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          Stephen E. Jacobs, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                           New York, N.Y. 10153
                              (212) 310-8000
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    (Name, address and telephone number of person authorized to receive notices and communications)

                               May 24, 1995
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

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 CUSIP No.       55305P100               13D


     1     NAME OF REPORTING PERSON:    Leucadia National Corporation

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  N/A


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      New York
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       9,000,000(F1)
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  9,000,000(F1)
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       None
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       9,000,000(F1)
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  46.4%

    14     TYPE OF REPORTING PERSON:    CO


























          (F1)  As described in Item 4 of the Schedule 13D filed with the Securities and Exchange Commission on May 23, 1995,
          pursuant to a Stock Purchase Agreement dated May 12, 1995 as amended, the Reporting Person has the right to acquire such shares, subject to the satisfaction of certain conditions.
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               This constitutes Amendment No. 1 to the Schedule 13D (the
     "Schedule 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia"), with respect to the shares of common stock, par value $.01 per share (the "Common Stock") of MK Gold Company (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

     Item 4.        Purpose of the Transaction
                    --------------------------

                    On May 24, 1995, the consent of certain lenders to Seller was delivered into escrow, together with the Shares and the $22,500,000 purchase price, pursuant to the Amended and Restated Escrow Agreement filed as Exhibit A to Amendment No. 3 to the Stock Purchase Agreement, dated as of May 24, 1995, between the Seller and Leucadia, the form of which is filed as Exhibit 3 hereto.

     Item 7.        Materials to be Filed as Exhibits.
                    ---------------------------------

                    3. Amendment No. 3, dated as of May 24, 1995, to the Stock Purchase Agreement between the Seller and Leucadia.
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                                    SIGNATURE
                                    ---------

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: May 25, 1995
                                        LEUCADIA NATIONAL CORPORATION


                                        By:   /s/ Joseph A. Orlando
                                            --------------------------
                                        Title:    Vice President and
                                                  Comptroller
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                                  EXHIBIT INDEX
                                  -------------

     Exhibit No.                   Document
     -----------                   --------

     3. Amendment No. 3, dated as of May 24, 1995, to the Stock Purchase Agreement between the Seller and Leucadia.